Filed by Finward Bancorp
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Finward Bancorp
Commission File No. 000-26128

This filing relates to the proposed merger transaction between Finward Bancorp (“Finward”) and Royal Financial, Inc. (“RYFL”) pursuant to the terms of an Agreement and Plan of Merger dated as of July 28, 2021 (the “Merger Agreement”) between Finward and RYFL.  The Merger Agreement is on file with the Securities and Exchange Commission (“SEC”) as Exhibit 2.1 to the Current Report on Form 8-K filed by Finward with the SEC on July 29, 2021.

Set forth below is a letter from Benjamin Bochnowski, the President and Chief Executive Officer of Finward, which was mailed to shareholders of Finward in connection with the proposed merger transaction between Finward and RYFL.

Additional Information for Shareholders

In connection with the proposed merger with RYFL, Finward has filed with the SEC a Registration Statement on Form S-4 that includes a Joint Proxy Statement of RYFL and Finward, as well as a Prospectus of Finward (the “Joint Proxy Statement/Prospectus”), as well as other relevant documents concerning the proposed transaction.  Finward and RYFL have mailed the definitive Joint Proxy Statement/Prospectus to shareholders of Finward and RYFL (which mailings were first made on or about November 8, 2021).  SHAREHOLDERS AND INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/ PROSPECTUS REGARDING THE MERGER AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION.

The Joint Proxy Statement/Prospectus and other relevant materials, and any other documents Finward has filed with the SEC, may be obtained free of charge at the SEC’s website at www.sec.gov.  In addition, investors and security holders may obtain copies of the documents Finward has filed with the SEC, free of charge, from Finward at www.ibankpeoples.com under the tab “Investor Relations – SEC Filings.”  Alternatively, these documents can be obtained free of charge from Finward upon written request to Finward Bancorp, Attn: Shareholder Services, 9204 Columbia Avenue, Munster, Indiana 46321, or by calling (219) 836-4400, and from RYFL upon written request to Royal Financial, Inc., Attn: Corporate Secretary, 9226 Commercial Avenue, Chicago, Illinois 60617, or by calling (773) 768-4800.  The information available through Finward’s website is not and shall not be deemed part of this document or incorporated by reference into other filings Finward makes with the SEC.

Finward, RYFL, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Finward and RYFL in connection with the proposed merger.  Information about the directors and executive officers of Finward is set forth in Finward’s Annual Report on Form 10-K filed with the SEC on March 22, 2021, and in the proxy statement for Finward’s 2021 annual meeting of shareholders, as filed with the SEC on Schedule 14A on March 31, 2021.  Additional information regarding the interests of these participants and any other persons who may be deemed participants in the transaction may be obtained by reading the Joint Proxy Statement/Prospectus regarding the proposed merger.  Free copies of this document may be obtained as described in the preceding paragraph.

Forward-Looking Statements

This document may contain forward-looking statements regarding the financial performance, business prospects, growth, and operating strategies of Finward and RYFL.  For these statements, each of Finward and RYFL claims the protections of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.  Statements in this communication should be considered in conjunction with the other information available about Finward and RYFL, including the information in the filings Finward makes with the SEC.  Forward-looking statements provide current expectations or forecasts of future events and are not guarantees of future performance.  The forward-looking statements are based on management’s expectations and are subject to a number of risks and uncertainties.  Forward-looking statements are typically identified by using words such as “anticipate,” “estimate,” “project,” “intend,” “plan,” “believe,” “will” and similar expressions in connection with any discussion of future operating or financial performance.

Although management believes that the expectations reflected in such forward-looking statements are reasonable, actual results may differ materially from those expressed or implied in such statements.  Risks and uncertainties that could cause actual results to differ materially include: the ability to obtain regulatory approvals and meet other closing conditions to the merger, including approval by Finward’s and RYFL’s stockholders; delay in closing the merger; difficulties and delays in integrating Finward’s and RYFL’s businesses or fully realizing cost savings and other benefits; business disruption following the merger; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer acceptance of Finward’s and RYFL’s products and services; customer borrowing, repayment, investment, and deposit practices; customer disintermediation; the introduction, withdrawal, success, and timing of business initiatives; competitive conditions; the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions, and divestitures; economic conditions; and the impact, extent, and timing of technological changes, capital management activities, and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms.  Additional factors that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in Finward’s reports (such as the Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K) filed with the SEC and available at the SEC’s Internet website (www.sec.gov).  All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to Finward or RYFL or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.  Except as required by law, Finward and RYFL do not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statement is made.

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FINWARD
BANCORP

9204 Columbia Avenue
Munster, Indiana 46321
219.836.4400

November 8, 2021

Dear Valued Shareholder,

We have all faced challenges since the start of the COVID-19 pandemic, and Finward Bancorp has found opportunities to achieve excellence amid difficult conditions. Finward Bancorp has reached milestones this year that have strengthened our position in the marketplace and deepened our relationships with the customers and communities we serve. Our success could only have been possible with the support of our shareholders. Your support is ultimately what will help the company continue to evolve and keep us moving forward as a community bank.

I am writing to ask for your support of the proposed merger between Finward Bancorp and Royal Financial, Inc. This is a unique opportunity to combine two longstanding community banks, and create one of the leading financial institutions in the markets we serve.

As you know, earlier this year, Finward Bancorp signed an Agreement and Plan of Merger to acquire Royal Financial, Inc. and its wholly-owned subsidiary, Royal Savings Bank, and further expand our Chicagoland presence. This partnership is a strong cultural, strategic, and financial fit for both of our organizations, adding value for our shareholders, our employees, our customers, and our communities. Our Board of Directors strongly supports the merger transaction for a number of reasons, including:

- The strong cultural alignment between the management teams of both companies;
- A compelling opportunity to create long-term value for our shareholders;
- Directly supporting the continued execution of our strategic plan, resulting in growth for Finward Bancorp and Peoples Bank;
- The embodiment of our core values of Stability, Integrity, Community, and Excellence;
- The creation of the only Indiana-headquartered, publicly-traded community bank in the Chicago market.

Your vote is extremely important, as a failure to vote will have the same effect as a vote against the merger transaction. No matter how many shares you own, we urge you to vote "FOR" all three proposals to approve the merger.

Enclosed are the proxy materials, which include information about how to vote by internet, phone, or postal mail. Please review the instructions carefully and make your submission prior to the meeting. If you have any questions, or need assistance in voting your shares, please contact Morrow Sodali LLC, our proxy solicitor, at (800) 662-5200 (individuals), (203) 658-9400 (banks and brokers), or at FNWD.info@investor.morrowsodali.com.

Sincerely,

Benjamin Bochnowski
President and CEO of Finward Bancorp